metabolic

RECEIVED

2008 MAY 20 P 1:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 May, 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

Dear Sir/Madam,

SUPPL

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880) submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
9 May 2008	ASX	Appendix 3B	8
9 May 2008	ASIC	Form 484 – Change to Company Details	2
12 May 2008	ASX	Notice of Ceasing to be a Substantial Holder	3
13 May 2008	ASX	Notice of Ceasing to be a Substantial Holder	2
13 May 2008	ASX	Notice of Initial Substantial Holder	4
14 May 2008	ASX	Appendix 3Y – Change of Director's Interest	3

Yours faithfully,
Metabolic Pharmaceuticals Limited

Belinda Shave
Financial Controller & Company Secretary

(MPSEC14-5-08 doc)

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862

Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

File No. 82-34880



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	09-May-2008
Time	10:38:50
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN 96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(a) Ordinary Shares (ASX Code: MBP). (b) Ordinary Shares (ASX Code: MBP). (c) Not applicable. (d) Not applicable.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 143,746 Ordinary Shares (ASX Code: MBP). (b) 282,561 Ordinary Shares (ASX Code: MBP). (c) Not applicable. (d) Not applicable.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(a) 143,746 Ordinary Shares (ASX Code: MBP) issued on exercise of 143,746 MBPAA unquoted employee Performance Rights. (b) 282,561 Ordinary Shares (ASX Code: MBP) issued on exercise of 282,561 MBPAB unquoted employee Performance Rights. (c) Forfeiture of 84,556 unquoted employee Performance Rights (ASX Code: MBPAA) (d) Forfeiture of 94,187 unquoted employee Performance Rights (ASX Code: MBPAB)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(a) Exercise of unquoted employee Performance Rights ASX Code: MBPAA). (b) Exercise of unquoted employee Performance Rights (ASX Code: MBPAB). (c) Not applicable. (d) Not applicable.
7	Dates of changes to the share register	8 May 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
301,404,121	MBP

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
88,727	MBPAA
182,694	MBPAB
1,779,900	MBPAQ
183,333	MBPAU

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ The Ordinary Shares described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the- extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now: Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] (Company secretary) Date: 9 May, 2008

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities & Investments Commission

File No. 82-34880

RECEIVED
2008 MAY 20 P 1:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Metabolic Pharmaceuticals Limited

~~ACN~~/ABN
96 083 866 862

Corporate key
45948327

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable)

Telephone number
9860 5700

Postal address
Level 3, 509 St Kilda Road
Melbourne VIC 3004

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
☐ Director
☒ Company secretary

Signature
B Shave

Date signed
09/05/08
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
Ordinary	426,307	Nil	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

08/05/08

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

File No. 82-34880



ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	12-May-2008
Time	17:06:25
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Ceasing to be a substantial holder from CIR

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.


circadian
technologies limited

12 May 2008

The Companies Section
The Australian Stock Exchange Limited
South Tower, Rialto
Level 45
525 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Cease to be a Substantial holder of Metabolic Pharmaceuticals Limited

We enclose Form 605 "Notice of Ceasing to be a Substantial Holder" with respect to a holding in Metabolic Pharmaceuticals Limited by Polychip Pharmaceuticals Pty Ltd ("Polychip"), a wholly owned subsidiary of Circadian Technologies Limited.

The notice is in reference to the sale by Polychip of the balance of its holding of 36,012,701 Metabolic ordinary shares as recently announced by Circadian.

Yours faithfully

Natalie Korchev
Company Secretary

FORM 605

Corporations Act 2001
Section 671B

NOTICE OF CEASING TO BE A SUBSTANTIAL HOLDER

To: **METABOLIC PHARMACEUTICALS LIMITED**

ACN: **083 866 862**

1. Details of substantial holder (1)

Name: **POLYCHIP PHARMACEUTICALS PTY LTD (a wholly owned subsidiary of Circadian Technologies Limited)**

ACN: **006 455 456**

The holder ceased to be a substantial holder on **12/5/2008**

The previous notice was given to the company on **12/1/2007**

The previous notice was dated **12/1/2007**

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	**Person whose relevant interest changed**	**Nature of change (4)**	**Consideration given in relation to change (5)**	**Class (6) and number of securities affected**	**Person's votes affected (no. of shares)**
12/5/2008	Polychip Pharmaceuticals Pty Ltd	Sale of shares – off-market transaction	$0.048 per share	Ordinary shares 36,012,701	36,012,701

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	**Nature of association**
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	**Address (Registered Office)**
Polychip Pharmaceuticals Pty Ltd	Level 1, 10 Wallace Avenue, Toorak, Victoria
Circadian Technologies Limited	Level 1, 10 Wallace Avenue, Toorak, Victoria

Signed by:
Natalie Korchev
Company Secretary

Dated: 12 May 2008

File No. 82-34880


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	13-May-2008
Time	08:29:38
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Ceasing to be a substantial holder

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: METABOLIC PHARMACEUTICALS LIMITED

ACN/ARSN: 083 866 862

1. Details of substantial holder(1)

Name: IAIN M C KIRKWOOD

ACN/ARSN (if applicable): Not applicable

The holder ceased to be a substantial holder on: 12/05/2008

The previous notice was given to the company on: 30/04/2008

The previous notice was dated: 30/04/2008

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
12/05/08	Edward St Consulting Pty Ltd	Assignment of purchase agreement	$1,600,000.00	ordinary shares	36,012,701
	ACN 099 091 540			36,012,701	

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Iain M C Kirkwood	50 Edward Street, Sandringham, Vic 3191
Edward St Consulting Pty Ltd	50 Edward Street, Sandringham, Vic 3191

Signature

print name: Iain M C Kirkwood   capacity: N/A

sign here: [signature]   date: 13/05/2008

File No. 82-34880


ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	13-May-2008
Time	11:40:03
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Becoming a substantial holder

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Form 603
Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme Metabolic Pharmaceuticals Limited

ACN or ARSN 083 866 862

1. Details of substantial holder

Name: Brazil Farming Pty Ltd
ACN/ARSN (if applicable) 009 903 771

The holder became a substantial holder on 9 / 5 / 2008

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary shares	45,492,701	45,492,701	15.12%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Brazil Farming Pty Ltd	Buyer under an agreement for the purchase of the relevant shares from Edward St. Consulting Pty Ltd (ACN 099 091 540) for $1,600,000	36,012,701 ordinary
Brazil Farming Pty Ltd	Registered holder	

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
Brazil Farming Pty Ltd	Polychip Pharmaceuticals Pty Ltd	Brazil Farming Pty Ltd	36,012,701 ordinary
Brazil Farming Pty Ltd	Brazil Farming Pty Ltd	Brazil Farming Pty Ltd	

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	Ordinary
Brazil Farming Pty Ltd	23 /4 / 2008	$33,041.55		1,000,000
Brazil Farming Pty Ltd	23/4/2008	$50,141.44		1,500,000
Brazil Farming Pty Ltd	28/4/2008	$19,845.95		500,000
Brazil Farming Pty Ltd	28/4/2008	$16,272.24		406,156

Brazil Farming Pty Ltd	29/4/2008	$3,753.76		93,844
Brazil Farming Pty Ltd	30/4/2008	$7,221.90		200,000
Brazil Farming Pty Ltd	1/5/2008	$19,952.62		500,000
Brazil Farming Pty Ltd	1/5/2008	$16,031.90		400,000
Brazil Farming Pty Ltd	1/5/2008	$20,031.90		500,000
Brazil Farming Pty Ltd	7/5/2008	$18,531.90		500,000
Brazil Farming Pty Ltd	8/5/2008	$38,047.55		1,000,000
Brazil Farming Pty Ltd	8/5/2008	$15,135.38		397,460
Brazil Farming Pty Ltd	9/5/2008	$40,137.89		1,002,540
Brazil Farming Pty Ltd	9/5/2008	$40,049.95		1,000,000
Brazil Farming Pty Ltd	9/5/2008	$1,600,000		36,012,701
Brazil Farming Pty Ltd	12/5/2008	$19,231.90		480,000
		$1,957,427.83		45,492,701

4. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

5. Addresses

The addresses of the persons named in this form are as follows

Name	Address
Brazil Farming Pty Ltd	77 Anchorfield Road, Brookstead, Qld 4364

Signature

print name: F R Brazil capacity: Director

sign here *F.R Brazil* date: 13/ 5. /2008

STATEMENT GIVING PARTICULARS OF RELEVANT CONTRACTS

Brazil Farming Pty Ltd provides the following details of contracts, schemes or arrangements that contributed to the situation giving rise to its needing to provide the information contained in Form 603 above –

1. On 9/5/2008 Brazil Farming Pty Ltd entered into an agreement with Edward St. Consulting Pty Ltd (ACN 099 091 540) to acquire from Edward St. Consulting Pty Ltd for $1,600,000 the 36,012,701 fully paid ordinary shares in Metabolic Pharmaceuticals Limited that Edward St. Consulting Pty Ltd had agreed to acquire from Polychip Pharmaceuticals Pty Ltd ("Polychip"), a subsidiary of Circadian Technologies Limited for $1,728,609.65. By arrangement with Polychip, completion of both transactions was to occur on 12 May, 2008 by Polychip transferring the shares to Brazil Farming Pty Ltd, at the request of Edward St. Consulting Pty Ltd, upon receipt of $1,600,000 from Brazil Farming Pty Ltd and $128,609.65 from Edward St. Consulting Pty Ltd.

2. All other shares referred to in the above Form 603 were acquired by way of on-market purchases through Australian Securities Exchange Limited.

Signature

print name: F R Brazil capacity: Director

sign here *F.R Brazil* date: 13/ 5. /2008

File No. 82-34880


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	14-May-2008
Time	10:43:23
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	METABOLIC PHARMACEUTICALS LIMITED
ABN	96 083 866 862

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	IAIN KIRKWOOD
Date of last notice	1 May 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirectly held
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	(a) **Name of Holder:** - Edward St. Consulting Pty Ltd **Nature of Interest:** - Director (b) **Name of Holder:** - Trust Company Superannuation Services Ltd **Nature of Interest:** - As Trustee of superannuation fund
Date of change	No change
No. of securities held prior to change	(a) 1,200,000 Fully Paid Ordinary Shares (ASX Code: MBP) (b) 49,723 Fully Paid Ordinary Shares (ASX Code: MBP)

+ See chapter 19 for defined terms.

Class	Fully Paid Ordinary Shares (ASX Code: MBP)
Number acquired	Nil
Number cancelled	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	(a) 1,200,000 Fully Paid Ordinary Shares (ASX Code: MBP) (b) 49,723 Fully Paid Ordinary Shares (ASX Code: MBP)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Nil

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Contract between Polychip Pharmaceuticals Pty Ltd and Edward St Consulting Pty Ltd to acquire 36,012,701 fully paid ordinary Metabolic Pharmaceuticals Limited shares.
Nature of interest	**As a Director of Edward St Consulting Pty Ltd**
Name of registered holder (if issued securities)	**Polychip Pharmaceuticals Pty Ltd**
Date of change	**12 May 2008**
No. and class of securities to which interest related prior to change	**36,012,701**
Interest acquired	**Nil**
Interest disposed	**Assignment from Edward St Consulting Pty Ltd to Brazil Farming Pty Ltd of the right to acquire 36,012,701 Metabolic Pharmaceuticals Limited shares from Polychip Pharmaceuticals Pty Ltd.**
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	**$1,600,000**
Interest after change	**NIL**

+ See chapter 19 for defined terms.


END